NO ACT

PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023794

Received SEC
JAN 29 2008
Washington, DC 20549

January 29, 2008

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/29/2008

Re: Verizon Communications Inc.
Incoming letter dated December 21, 2007

Dear Ms. Weber:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Verizon by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 29, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 06 2008
THOMSON
FINANCIAL

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

Mary Louise Weber
Assistant General Counsel

RECEIVED
2007 DEC 26 PM 4: 16
. ICE OF CHIEF COUNSEL
CORPORATION FINANCE

verizon
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 21, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2008 Annual Meeting
Shareholder Proposal of the AFL-CIO Reserve Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from the AFL-CIO Reserve Fund (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2008 annual meeting of shareholders (the "2008 proxy materials"). A copy of the Proposal is attached as Exhibit A to this letter. For the reasons stated below, Verizon intends to omit the Proposal from its 2008 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2008 proxy materials.

I. Introduction.

On December 10, 2007, Verizon received a letter from the Proponent containing the following proposal:

> "***Resolved***: *Shareholders request that the Board of Directors (the "Board") of Verizon Communications Inc. (the "Company") adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address conflicts associated with company involvement in public policy issues related to Board members' health industry*

affiliations and shall be explicitly integrated with the company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries.

Verizon believes that the Proposal may be properly omitted from its 2008 proxy materials (1) because, in violation of Rule 14a-8(e)(2), the Proponent has submitted the Proposal in an untimely manner, (2) under Rule 14a-8(i)(3), because the Proposal is vague and indefinite and, thus, materially false and misleading in violation of Rule 14a-9, (3) under Rule 14a-8(i)(7), because the Proposal deals with matters relating to Verizon's ordinary business operations and (4) under Rule 14a-8(i)(10), because Verizon has already substantially implemented the Proposal.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2008 proxy materials.

II. Bases for Excluding the Proposal.

A. The Proposal May be Excluded Under Rule 14a-8(e)(2) Because the Proponent Submitted the Proposal in an Untimely Manner.

On November 28, 2007, Verizon received a letter from AmalgaTrust, dated November 26, 2007, purporting to verify the Proponent's ownership of Verizon stock, which is attached as Exhibit B to this letter. Since Verizon was not aware of having received a shareholder proposal from the Proponent, Verizon immediately conducted a thorough search of its principal executive offices to determine whether a shareholder proposal had been received from the Proponent but accidentally misplaced or misdirected. Finding no such proposal, on November 30, 2007 Verizon sent (by facsimile and Federal Express) a letter to Daniel F. Pedrotty, Director, AFL-CIO Office of Investment, the Proponent's representative, inquiring if the Proponent had submitted a proposal and, if so, requesting evidence that the proposal was submitted on a timely basis. The November 30 letter is attached as Exhibit C to this letter. Verizon received no response from the Proponent to its November 30 letter. On December 10, 2007, Verizon telephoned Mr. Pedrotty to follow up on the matter. Mr. Pedrotty informed Verizon that the Proponent had delivered a shareholder proposal to 1095 Avenue of the Americas, New York, New York (the "Incorrect Address"), and Mr. Pedrotty provided Verizon with a copy of the Proposal along with evidence that the Proposal had been sent to the Incorrect Address for delivery on November 20, 2007, which evidence is attached as Exhibit D to this letter.

The Incorrect Address, to which the Proposal was sent, has not been Verizon's principal executive offices for several years. In Verizon's proxy statements for its 2006 and 2007 Annual Meetings, Verizon clearly identified its principal executive offices as being located at 140 West Street, New York, New York (the "Correct Address"), and such address was identified as Verizon's principal executive offices for purposes of submission of shareholder proposals. Verizon's proxy statement for the 2007 Annual Meeting clearly stated:

> *A shareholder may submit a proposal for inclusion in the Company's 2008 Proxy Statement. In order for the proposal to be considered, the Company must receive the proposal no later than November 20, 2007. All proposals must comply with the rules of the Securities and Exchange Commission for eligibility and the types of shareholder proposals. Shareholder proposals should be addressed to:*
>
> *Assistant Corporate Secretary*
> *Verizon Communications Inc.*
> *140 West Street, 29th Floor*
> *New York, New York 10007*

The Proponent was fully aware that the Proposal was required to be sent to the Correct Address, as the Correct Address was correctly identified in the Proponent's letter containing the Proposal. However, the UPS shipping label filled out by the Proponent, and which directed the delivery of the Proposal, was addressed to the Incorrect Address. The Proponent does not contest that the Proposal was delivered to the Incorrect Address.

The Incorrect Address, which several years earlier had been Verizon's principal executive offices, is a building largely under construction and unoccupied. Verizon maintains some switching equipment and a small number of employees to operate and maintain the switching equipment at the Incorrect Address. The new owner of the building at the Incorrect Address, and not Verizon, is responsible for the lobby and reception areas. There can be no legitimate argument that the Incorrect Address constitutes Verizon's principal executive offices.

Rule 14a-8(e)(2) states that a shareholder proposal "must be received at the company's *principal executive offices* not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting" for the submission of such proposal to be deemed timely for Rule 14a-8 purposes (emphasis added). For purposes of the 2008 proxy materials, the deadline was November 20, 2007. The Proposal was not received at the Company's principal executive offices (the Correct Address) until December 10, 2007, twenty days after the deadline.

In Section C.3.c of the Division of Corporation Finance Staff Legal Bulletin No. 14 ("SLB No. 14"), the Staff clearly states that "the proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement."

The Staff has been consistent in permitting companies to omit proposals that are received after the deadline, even if there has arguably been substantial compliance or good faith efforts by the stockholder. See, e.g., *Xerox Corporation* (May 2, 2005); *Texas Instruments Incorporated* (April 19, 2005); *The DIRECTV Group, Inc.* (March 23, 2005); *WorldCom, Inc.* (March 7, 2001); *The Coca-Cola Company* (January 11, 2001); *General Motors Corporation* (April 7, 2000); and *Weyerhaeuser Company* (February 19, 1999).

Verizon has not provided the Proponent with the 14-day notice under Rule 14a-8(f)(1) because such notice is not required if the defect in a proposal cannot be cured. Rule 14a-8(f)(1) does not require the 14-day notice in connection with violations of Rule 14a-8(e). Section C.6.c. of SLB No. 14 cites the failure of a proponent to submit a proposal by the submission deadline as an example of a defect that cannot be remedied and, therefore, not subject to the 14-day notice requirement of Rule 14a-8(f)(1).

For the foregoing reasons, Verizon believes that the Proposal was submitted in an untimely manner and, therefore, it may properly omit the Proposal from the 2008 proxy materials pursuant to Rule 14a-8(e)(2).

B. The Proposal May be Excluded Under Rule 14a-8(i)(3) Because It is Impermissibly Vague and Indefinite and, thus, Materially False and Misleading in Violation of Rule 14a-9.

Verizon also believes that the Proposal may be properly excluded under Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has previously concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(3) where proposals have failed to define key terms or where the

meaning and application of terms or standards under the proposals "may be subject to differing interpretations." *Fuqua Industries, Inc.* (March 12, 1991). See, for example

- Berkshire Hathaway Inc. (March 2, 2007) (proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order did not adequately explain possible meaning of "Executive Order" and extent to which proposal could operate to bar investment in all foreign corporations);

- Prudential Financial, Inc. (February 16, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations);

- International Machines Business Corp. (February 2, 2005) (proposal that "the officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite);

- FirstEnergy Corp. (February 18, 2004) (permitting exclusion of proposal urging Board to change company's governing documents relating to shareholder approval of shareholder proposals, because requested vote requirement was vague and misleading);

- General Electric Company (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal);

- Eastman Kodak Company (March 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks and stock options" failed to define various terms, including "perks," and gave no indication of how options were to be valued);

- Johnson & Johnson (February 7, 2003) (proposal calling for a report on the company's "progress with the Glass Ceiling Report" did not explain the substance of the report);

- Woodward Governor Co. (November 26, 2003) (proposal sought to implement "a policy for compensation of executives... based on stock growth" and included a specific formula for calculating that compensation, but did not specify whether it addressed all executive compensation or merely stock-based compensation);

- Pfizer Inc. (February 18, 2003) (proposal requesting board make all stock options exercisable at no less than the "highest stock price" and that the stock options contain a buyback provision was impermissibly vague and indefinite); and

- H.J. Heinz Co. (May 25, 2001) (proposal requesting that company implement the SA8000 Social Accountability Standards did not clearly set forth what SA8000 required of the company).

As in the foregoing precedents, the substance of the Proposal—alleged conflicts of interest—is highly subjective and open to differing interpretations. The Proposal does not discuss those circumstances that should be viewed as giving rise to conflicts of interest, including the scope, depth and nature of any relationships that may give rise to potential conflicts. As a result, neither shareholders in voting on the Proposal, nor Verizon in implementing the Proposal (if Verizon were to do so), would be able to determine with any reasonable certainty the potential conflicts of interests to which the Proposal should apply. Although the Proposal vaguely references "public policy issues" and refers to Verizon's "existing policies regarding related party transactions" in attempting to delineate the types of conflicts that are covered, such references are over-broad and vague and give neither shareholders nor Verizon a clear indication of the type of conflicts meant to be addressed by the Proposal.

Similarly, the Proposal makes reference to "recusal from voting and from chairing board committees when necessary," but does not identify the types of votes with respect to which directors would be expected to recuse themselves, what committees directors would be expected to recuse themselves from chairing, or when such recusal from serving as committee chair would be necessary. The Proposal also does not provide any guidance as to the method of making these determinations (which are at the core of the Proposal's operations), including who should make them and what standards should be used. Finally, the Proposal states that the requested policy should be "explicitly integrated with the company's existing policies regarding related party transactions," but does not set forth any details of this integration, nor does the Proposal discuss the interaction between the Proposal and Verizon's Corporate Governance Guidelines, which are discussed in Section II.D of this letter.

For the foregoing reasons, Verizon believes that the Proposal is vague and indefinite and thus materially false and misleading and, therefore, it may properly omit the Proposal from the 2008 proxy materials pursuant to Rule 14a-8(i)(3).

C. Certain Portions of the Proposal May be Excluded Under Rule 14a-8(i)(3) Because Such Portions Are Materially False and Misleading in Violation of Rule 14a-9.

The Staff also has found on numerous occasions that a company may properly exclude certain portions of shareholder proposals and supporting statements from its proxy materials where they contain false and misleading statements or omit material

facts necessary to make statements made therein not false or misleading. See *Excel Energy Inc.* (April 1, 2003); *Countrywide Credit Industries* (April 9, 2002); *Peoples Energy Corporation* (November 26, 2001); *Phoenix Gold International, Inc.* (November 21, 2000); and *Emerson Electric Co.* (October 27, 2000).

As discussed above, because of the inherent vagueness and indefiniteness of the Proposal, Verizon believes the entire Proposal is materially false and misleading in violation of Rule 14a-9, and therefore may properly be excluded in its entirety pursuant to Rule 14a-8(i)(3). In the alternative, if the Staff is unable to concur with Verizon's view that the Proposal should be excluded in its entirety, we request that the Staff require exclusion or revision of the following inaccuracies or unsupported assertions in the supporting statement of the Proposal.

- The first paragraph of the supporting statement of the Proposal refers to Mr. Walter Shipley, who retired from Verizon's Board of Directors in 2007 and no longer serves as chairperson of the Human Resources Committee;

- The second paragraph of the supporting statement of the Proposal implies, unfairly and without presenting any evidence, that "health industry affiliated directors" of Verizon are somehow not independent and that Verizon's existing director independence policies are not adequate; and

- The sixth paragraph of the supporting statement of the Proposal implies, unfairly and without presenting any evidence, that "health industry affiliated directors" of Verizon may have violated their duly of loyalty, which is a serious accusation under Delaware law.

In making this request, we note that Note (b) to Rule 14a-9 gives as an example of false or misleading statements "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The second and third bullets above reference statements of this nature.

D. The Proposal May be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals with a Matter Relating to Verizon's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a proposal from its proxy materials if it "deals with a matter relating to the company's ordinary business operations." In its Release accompanying the amendments to Rule 14a-8 in 1998, the Commission stated that the ordinary business exclusion was introduced "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Exchange Act Release No. 34-40018 (May 21, 1998).

The Proposal Impermissibly Interferes With Verizon's Board of Directors' Determination of Conflicts of Interest.

The Staff has consistently determined that proposals that seek to monitor conflicts of interest at the level of a company's board of directors may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations, as a company's board of directors is the appropriate body to make determinations related to conflicts of interest. In *Genetronics Biomedical Corporation* (April 4, 2003), the impetus for the proposal was "financial conflicts of interest" by the company's officers, directors and board members. The proposal sought to prohibit "all" such financial conflicts of interest and restrict the company from doing business with any other company in which an officer, director or board member has a "financial stake." The Staff concurred that the proposal could be omitted. See also *Westinghouse Electric Corporation* (January 28, 1997) (proposal that Directors avoid certain business relationships could be omitted as relating to the conduct of the Company's ordinary business operations (i.e., business relationships)); *Niagara Mohawk Power Corporation* (February 12, 1996) (proposal that the Company remove all conflicts of interest whether actual or in appearance could be excluded based on Rule 14a-8(i)(7)) and *Time Warner, Inc.* (January 18, 1996) (proposal requesting that the board of directors of the company initiate a review of all of the outside boards on which the company's top officers sit to ensure that no conflicts of interest exist could be omitted since it related to the conduct of the company's ordinary business operations (i.e., policies with respect to officers' ability to serve on the boards of other corporations)).

The central thrust of the Proposal is to monitor alleged conflicts of interest that occur at the level of Verizon's Board of Directors. The Staff has repeatedly found this to be a management function best handled at the board level, and as a result the Proposal falls squarely within the ordinary business exemption.

The Proposal Impermissibly Interferes With the Ethical Standards Contained in Verizon's Corporate Governance Guidelines

The Staff has repeatedly determined that proposals that relate to the promulgation of, and monitoring of compliance with, codes of ethics may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. See, e.g., *Verizon Communications Inc.* (February 23, 2007) (permitting exclusion of a proposal to form a committee for the purpose of monitoring compliance with the Verizon Code of Business Conduct); *Chrysler Corp.* (February 18, 1998) (permitting exclusion of a proposal requesting that the board of directors review or amend Chrysler's code of standards for its international operations and present a report to Chrysler's shareholders); *Lockheed Martin Corp.* (January 29, 1997) (permitting exclusion of a proposal requesting the audit and ethics committee to determine whether the company has an adequate legal compliance program and prepare a report); *AT&T*

Corp. (January 16, 1996) (permitting exclusion of a proposal requesting that the company's board of directors initiate a review of certain employment practices in light of the company's code of ethics); and *NYNEX Corp.* (February 1, 1989) (permitting exclusion of a proposal related to the formation of a special committee of the board of directors to revise the existing code of corporate conduct).

The Proposal requests that the Board of Directors adopt a policy addressing conflicts of interest involving board members with health industry affiliations. Assuring compliance with legal and regulatory requirements, as well Verizon's internal policies, is a fundamental management function. As discussed in greater detail on Verizon's website at http://investor.verizon.com/corp_gov/, Verizon is committed to the highest standards of corporate governance. Verizon's Governance Guidelines were adopted to help Verizon achieve that goal, and address business conduct and ethics for directors. Specifically, Verizon's Governance Guidelines contain the following provision:

> ***Conflicts of interest***. *A Director should avoid situations that result or appear to result in a conflict of interest with Verizon. A Director may be considered to have a conflict of interest if the Director's interest interferes or appears to interfere in any material way with the interests of Verizon, including if:*
>
> - *the Director, any Member of the Director's Immediate Family, or any company with which any of them is associated as an officer, director, five percent or more owner, partner, employee or consultant (i) is a five percent or more owner of, or (ii) has any management interest in, any company that is in the same business as Verizon ("potential competitive interest"); or*
> - *the Director offers gifts or other benefits to or solicits or receives gifts or other benefits from another entity as a result of his or her position with Verizon; or*
> - *the Director has any other relationship that the Corporate Governance and Policy Committee believes is likely to result in a conflict of interest with Verizon.*
>
> *A non-employee Director is expected to advise Verizon prior to acquiring or continuing any interest or entering into any transaction or relationship that may present a potential competitive interest. The Corporate Governance and Policy Committee, in consultation with the CEO and Chairman, will review and advise the Board as soon as practicable whether a conflict would be presented.*

The subject of the Proposal directly overlaps with Verizon's Governance Guidelines. Because of this overlap, and because Verizon's Governance Guidelines function as a code of ethics for Verizon's directors, the Proposal falls squarely within the ordinary business exemption.

The Proposal Inappropriately Seeks to Engage Verizon in Political Discourse Implicating Verizon's Ordinary Business Operations.

The Staff consistently has permitted a proposal to be excluded under Rule 14a-8(i)(7) where the proposal appeared to be directed at engaging the company in a political or legislative process relating to an aspect of its business operations. See, e.g., *Microsoft Corporation* (September 29, 2006) (permitting exclusion of a proposal seeking report on the company's rationale for supporting certain public policy measures concerning regulation of the internet); *Verizon Communications Inc.* (January 31, 2006) (permitting exclusion of a proposal seeking report on the impact of flat tax); and *International Business Machines Corporation* (March 2, 2000) (a proposal seeking establishment of a board committee to evaluate the impact of pension-related proposals under consideration by national policymakers was excludable). See also *Pacific Enterprises* (February 12, 1996) (a proposal that a utility dedicate its resources to ending state utility deregulation was excludable*); Pepsico, Inc.* (March 7, 1991) (permitting exclusion of a proposal calling for an evaluation of the impact on the company of various federal healthcare proposals); *Dole Food Company* (February 10, 1992) (same); and *GTE Corporation* (February 10, 1992) (same).

In *International Business Machines, supra,* the Staff's letter allowing exclusion of the proposal specifically noted that "the proposal appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." Here, the Proponent clearly wants to use the Proposal as a platform to advocate for universal health care. Although the Proposal facially is aimed at conflicts of interest, the following excerpt from an article in *Financial Week*, which is attached as Exhibit E to this letter, makes clear that the underlying goal of the Proposal is the policy and legislative issue of universal health care:

> ***At Deadline: AFL-CIO plans to lobby for universal health care via '08 corporate proxies***
>
> *September 3, 2007. The AFL-CIO wants to make universal health-care coverage one of its top issues during the next corporate proxy season. The union plans to file proxy proposals urging companies to back more expansive health care for their employees as well as publicly support its goal of universal coverage by 2009, Dan Pedrotty, director of the union's office of investment, told Financial Week. The union will also ask companies to file reports on political contributions by directors and executives to flush out corporate names backing political candidates who oppose universal health care. And it plans to especially target companies that share directors with pharmaceutical company boards, seen by the AFL-CIO as powerful opponents of universal health care. (For example, Verizon, which has been a prime target of unions for its executive compensation practices, shares one of its directors—Ivan Seidenberg, also the company's CEO—with Wyeth Pharmaceuticals.) The universal health-care*

> *proposals will be modeled after similar bids filed in recent years against McDonald's and other global companies seeking restrictions on, for instance, what the union calls "slave labor" practices in other countries.*

Mr. Pedrotty, who is cited in the above article, is the Proponent's representative with respect to the Proposal.

In addition, the Proponent is openly involved in political mobilization and seeks to "build an army of a million union activists to organize for changing the nation's broken health care system." See AFL-CIO Declares '08 Elections a Mandatory for High Quality Heath Care for All by '09, Press Release (August 29, 2007), attached as Exhibit F to this letter.

The Staff has long looked beyond the putative rationale of a proposal to its underlying subject. The Proposal can be analogized to the line of no-action letters issued by the Staff that concur with the exclusion of proposals, pursuant to Rule 14a-8(i)(7) (or its predecessor, Rule 14a-8(c)(7)), that seek to prohibit charitable contributions to specific types of organizations. See, e.g. *Bank of America Corp.* (Jan. 24, 2003) (a facially neutral proposal to refrain from making charitable contributions to Planned Parenthood and organizations that support abortions); *American Home Products Company* (Mar. 4, 2002) (a facially neutral proposal that the company form a committee to study the impact of charitable contributions on the business of the company); and *Schering-Plough* Company (Mar. 4, 2002) (a facially neutral proposal that the company form a committee to study the impact of charitable contributions on the business of the company). As these no-action letters evidence, the Staff looks beyond a facially neutral shareholder proposal in order to determine whether the proposal is actually directed toward a particular political end. In each of these no-action letters, facially neutral proposals were found to be directed toward specific kinds of charitable giving and, therefore, were excluded pursuant to Rule 14a-8(i)(7). In addition to the *Financial Week* article cited above, the supporting statement of the Proposal, in the third paragraph, makes extensive mention of universal health care in a manner unconnected to any alleged conflicts of interest. Verizon believes that the facially neutral Proposal is directed to achieving the Proponent's goal of universal health care, just as the facially neutral proposals in letters cited above were actually directed toward limiting particular kinds of charitable contributions.

For the foregoing reasons, Verizon believes that the Proposal involves matters relating to Verizon's ordinary business operations and, therefore, it may properly omit the Proposal from the 2008 proxy materials pursuant to Rule 14a-8(i)(7).

E. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because Verizon has Substantially Implemented the Proposal.

Verizon also believes that the Proposal may be properly excluded under Rule 14a-8(i)(10), which permits a company to exclude a shareholder proposal if the

company has already substantially implemented the proposal. The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983).

The Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of a shareholder proposal that satisfactorily address the underlying concerns or essential objectives of the proposal, the proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). See *ConAgra Foods, Inc.* (July 3, 2006), *Honeywell International Inc.* (February 21, 2006) and *Raytheon Company* (January 25, 2006) where, in each instance, the Staff permitted exclusion of a proposal requesting a sustainability report because the company had posted an equivalent report or other information on its website that addressed the company's policies, practices and performance in the areas suggested by the proposal. See also, *Masco Corporation* (March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms). Proposals have been considered "substantially implemented" where the company has implemented part but not all of a multi-faceted proposal. See *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of a proposal after the company took steps to partially implement three of four actions requested by the proposal).

Verizon believes that the provisions of its Corporate Governance Guidelines set forth in Section II.D of this letter substantially implement the Proposal, which requests that "the Board of Directors adopt a policy addressing conflicts of interest involving board members with health industry affiliations." While Verizon recognizes that a director may face potential and actual conflicts of interest in the course of his or her service, Verizon does not believe it is practical or necessary for Corporate Governance Guidelines to attempt to address the specific nature of each type of potential conflict of interest that may arise. The provisions in the Corporate Governance Guidelines are intentionally broad enough to cover any potential conflict of interest related to health care affiliations or any other matter relevant to a director's service on the Board. Because the existing provisions in the Corporate Governance Guidelines already cover any conflict of interest situation intended to be covered by the Proposal, Verizon believes the Proposal has been substantially implemented for purposes of Rule 14a-8(i)(10).

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2008 proxy materials under Rule 14a-8(e)(2), Rule 14a-8(i)(3), Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from the 2008 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (202) 508-6992.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Daniel F. Pedrotty
Director, Office of Investment
AFL-CIO Reserve Fund
815 16th Street, NW
Washington, DC 20006

EXHIBIT "A"

Facsimile Transmittal

Date: December 10, 2007

To: Mary Louise Weber

Fax: 908-696-2068

From: Dan Pedrotty

Pages: _4_ (including cover page)

Per our telephone conversation, attached is the cover letter and accompanying shareholder proposal that we sent to you by UPS Next Day Air on November 19, 2007, along with a copy of the UPS shipping receipt.

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 19, 2007

By UPS Next Day Air

Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, New York 10007

Dear Sir or Madam:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2007 proxy statement of Verizon Communications Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 1,700 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

Attachment

Resolved: Shareholders request that the Board of Directors (the "Board") of Verizon Communications Inc. (the "Company") adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address conflicts associated with company involvement in public policy issues related to Board members' health industry affiliations and shall be explicitly integrated with the company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries.

Supporting statement

Verizon Communications Inc. CEO Ivan Seidenberg and director Walter Shipley also serve as directors of Wyeth and director John Stafford is the former CEO of Wyeth. Mr. Stafford's holdings in Wyeth vastly outweigh his holdings in the Company. Mr. Shipley is chairperson of the Human Resources Committee and a member of the Corporate Governance and Policy Committee. Mr. Stafford serves on the Human Resources Committee.

In our view, our Company's existing director independence policies do not adequately address the financial and professional interests of our Company's health industry affiliated directors, nor does our Company require that health industry affiliated directors recuse themselves from Board decisions related to pharmaceutical or health insurance issues that are significant social policies.

Access to affordable, comprehensive health insurance is the most significant social policy issue in America, according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation, and *The New York Times*/CBS News. John Castellani, president of the Business Roundtable has stated that 52% of his members say health costs represent their biggest economic challenge, explaining that "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek, 7/3/2007*).

Our Company currently has Other Postretirement Benefit (which includes healthcare benefits) liability of more than $23 billion, according to its 10-K. Health care costs could be cut by as much as $1160 per employee if Congress enacted universal health insurance and required Medicare to negotiate prescription drug prices directly with pharmaceutical companies. (*Dr. Kenneth Thorpe, Emory University, 2007*).

We are concerned that the financial and professional interests of health industry affiliated directors could improperly influence our Company's position on significant social policy issues that could benefit the Company. For example, Wyeth may have played a key role in the Company's decision to drop out of coalition that lobbied for legislation to bring cheaper, generic drugs to market more quickly (*The New York Times, 9/4/2002*).

We believe that chairing committees or voting by health industry affiliated directors on Board decisions on health issues may create the appearance of a conflict of interest. In our opinion, this proposal will help prevent health industry affiliated directors from compromising their duty of loyalty to our Company's shareholders.

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AMALGATRUST
A division of Amalgamated Bank of Chicago

November 26, 2007

Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, New York 10007

Re: Verizon Communications Inc.

Dear Sir or Madam:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 1,700 shares of common stock (the "Shares") of Verizon Communications Inc., beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at Depository Trust Company in our participant account #2567. The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

EXHIBIT "C"

verizon

Legal Department
One Verizon Way
Basking Ridge, NJ 07920

FACSIMILE TRANSMISSION

DATE: November 2, 2007

TO: Daniel Pedrotty

FAX NUMBER: (202) 508-6922

PHONE NUMBER: (202) 637-5379

NO. OF PAGES (including cover): 2

FROM: Mary Louise Weber

PHONE NUMBER: (908) 559-5636

FACSIMILE NUMBER: (908) 696-2068

COMMENT:

Mary Louise Weber
Assistant General Counsel

verizon

Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

November 30, 2007

By Facsimile Transmission and Overnight Courier

Daniel F. Pedrotty
Director
AFL-CIO Office of Investment
815 Sixteenth Street, N. W.
Washington, D.C. 20006

Dear Mr. Pedrotty:

The office of the Corporate Secretary of Verizon Communications Inc. received a letter dated November 26, 2007, from AlmagaTrust verifying that the AFL-CIO Reserve Fund is a beneficial owner of the Company's common stock. We have made a thorough search of our corporate headquarters and have no record of the AFL-CIO Reserve Fund having submitted a shareholder proposal for inclusion in the proxy statement for our 2008 annual meeting. If the AFL-CIO Reserve Fund did submit a proposal to Verizon, please provide us with a copy, together with proof of delivery to our corporate headquarters.

Sincerely,

Mary Louise Weber

cc: Marianne Drost

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Results	:	O.K

---

verizon

Legal Department
One Verizon Way
Basking Ridge, NJ 07920

FACSIMILE TRANSMISSION

DATE: November [illegible] 2007

TO: Daniel Pedrotty

FAX NUMBER: (202) 508-6922

PHONE NUMBER: (202) 637-5379

NO. OF PAGES (including cover): 2

FROM: Mary Louise Weber

PHONE NUMBER: (908) 559-5636

FACSIMILE NUMBER: (908) 696-2068

COMMENT:

From: Origin ID: JVIA (908)559-5636
Mary L. Weber
Verizon
One Verizon Way
04 , Room N/A
Basking Ridge, NJ 07920

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American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 29, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Verizon Communications Inc.'s Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Verizon Communications Inc. ("Verizon" or the "Company"), by letter dated December 21, 2007, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2008 proxy materials.

I. Introduction

Proponent's shareholder proposal to Verizon urges:

> that the board of directors adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address <u>conflicts associated with company involvement in public policy issues related to their health industry affiliations</u> and shall be explicitly integrated with the company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries. (emphasis added)

Verizon's letter to the Commission stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2008 annual meeting of shareholders. Verizon argues that the Proposal is in violation of:

- Rule 14a-8(e)(2) because the Verizon shareholder communications address on Proponent's UPS shipping label differed from the address on Proponent's cover letter enclosing the Proposal;
- Rule 14a-8(i)(3) because the Proposal is "vague and indefinite, even though each of the terms of the Proposal are clearly defined";
- Rule 14a-9 since the Proposal is "vague and indefinite, thus, materially false and misleading, depite Verizon's own SEC Proxy filings and reliable, published newspaper accounts about Verizon's involvement with Wyeth";
- Rule 14a-8(i)(7) "because the Proposal deals with matters related to Verizon's ordinary business operations, even though the Proposal specifically addresses a significant public policy issue"; and
- Rule 14a-8(i)(10) because "Verizon has already substantially implemented the Proposal," even though the Company's existing code of conduct for directors was wholly inapplicable to the significant public policy conflicts of interest specified in the Proposal.

II. The Proposal may not be excluded under Rule 14a-(e)(2) because Proponent's UPS shipping label specified an address regularly employed by the Company for shareholder communications and the Company had ample notice of, and actually received, the Proposal in a timely manner.

Verizon argues it received the Proposal "in an untimely manner," despite the fact that it received Proponent's Proof of Ownership of Verizon stock for this Proposal on November 28, 2007. Proponent's cover letter to Verizon of November 19, 2007, enclosing the Proposal, was addressed as specified in the Company's proxy. Since I copied the address most recently used for shareholder communications to Verizon onto the United Parcel Service Overnight letter transmitting the Proposal, I take full responsibility for this error.

Verizon, however, waited until late in the afternoon on Friday, November 30, 2007, before it sent Proponent a letter by Federal Express, asking about the Proposal. Proponent does not dispute the Company's assertion that it responded on December 10, 2007, sending another copy of the Proposal to the Company.

The Company appears to have taken an inadvertent mistake in transcribing an address on a UPS shipping label and turned it into a fatal error. While Proponent has made every conceivable effort to comply with the deadlines and procedural requirements of Staff Legal Bulletin No. 14, Verizon was so determined to exclude the Proposal that, it deliberately ignored the 14-day notice requirement under Rule 14a-8(f)(1). Rather than contact the Proponent as soon as it had notice that Proponent had submitted a Proposal, the Company waited. Rather than give Proponent an immediate opportunity to submit another copy of the Proposal on November 28, 2007, Verizon waited until the afternoon of November 30 to send a letter, knowing it would not be received until the following week.

Verizon cites Section C. 6. c. of Staff Legal Bulletin Number 14 as support for its decision not to allow Proponent to cure the defective UPS delivery address. Yet, Section C. 6. c. makes no mention of address labels. Instead, it focuses on more serious defects that would leave a company without any notice of the existence of a proposal, or a failure to give the company proper notice for two calendar years that the proponent would not be presenting its proposal. In short, Verizon appears to be reaching for a defect and then compounding the defect to make it potentially fatal.

Verizon clearly knew it had received the Proposal, just as it received a proposal from Proponent for its 2007 proxy. Verizon had even signed for and received shareholder correspondence from Proponent at the address on the UPS label. Ignoring these plain facts, the Company now chooses to exclude the Proposal, relying upon a tendentious reading of Staff Legal Bulletin No. 14. Verizon had sufficient notice of the Proposal and it should not now receive the right to exclude it on a misinterpretation of the Staff Legal Bulletin.

III. The plain language of the Proposal is clear and it may not be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite or false and misleading in violation of Rule 14a-9.

Verizon cites many SEC Staff decisions in support of its claim that the Proposal is impermissibly vague and indefinite, arguing that conflicts of interest are "highly subjective and open to differing interpretations." The SEC Staff decisions Verizon has cited are inapposite, as outlined below. The language of the Proposal before Verizon is very clear and specific. It defines its terms and, in the supporting statement, gives a factual description of the appearance of health industry-affiliated conflicts of interest on Verizon's own board of directors. Specifically, the Proposal includes the following definition:

> For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries.

The Proposal is also carefully worded in order to avoid any ambiguity. It states that its subject is "conflicts [of interest] associated with company involvement in public policy issues related to Board members' health industry affiliations." The Proposal also describes both the type of public policy issue involved—health care reform—and it also describes the appropriate remedies: "recusal from voting and from chairing board committees when necessary." It steers clear of any attempt to micromanage the Company, however, leaving it to the board of directors to fashion the appropriate language and processes that will permit the new policy to be "explicitly integrated with the company's existing policies regarding related party transactions."

Verizon complains that the Proposal "does not identify the types of votes with respect to which directors would be expected to recuse themselves, what committees directors would be expected to recuse themselves from chairing, or when such recusal from serving as committee chair would be necessary." A careful reading of the Proposal and the Supporting Statement, however, provides the answer to the Company's questions. The significant public policy issue of health care reform is described, together with a specific, well-documented example of the appearance of a health care industry-affiliated director conflict of interest from Verizon's own board of directors.

The appearance of a conflict of interest on a significant public policy issue on the Verizon board of directors is sourced to *The New York Times* of September 4, 2002. Verizon is well aware of the facts and the appearance of the conflict described. Were the Proposal adopted, it would remedy the appearance of such conflicts. As far as the recusals and committees to be affected, the Proponent submits that the identification of Verizon's health industry affiliated directors, described in considerable detail in the Supporting Statement, is more than sufficient, because it enables the Company and shareholders to identify the significant public policy issue of health care reform, the affected directors and their responsibilities on the board.

Indeed, Proponent submitted nearly identical proposals on health industry-affiliated director conflicts of interest to the American Express Company and the McGraw-Hill Companies for their 2008 annual meetings. Neither company raised any of the objections posed by Verizon and each company agreed to amend its director code of conduct accordingly.[1]

The Company cites many decisions in support of its argument that the Proposal may be excluded in violation of Rule 14a-8(i)(3):

Berkshire Hathaway Inc., 2007 SEC No-Act. LEXIS 307 (March 2, 2007), involved a shareholder proposal that called for compliance with a complex Executive Order of the President of the United States dealing with the Sudan. The company had no way of knowing which aspects of the Executive Order applied to the company or its subsidiary operations. Verizon, however, has a clearly defined Proposal before the Company that applies to specific public policy conflicts before specific directors. The necessary action to be taken is the same as taken at American Express or the McGraw-Hill Companies.

Prudential Financial, Inc., 2007 SEC No-Act. LEXIS 185 (February 16, 2007), was a proposal seeking shareholder approval rights for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs." The Staff determined that Prudential could exclude the proposal as vague

[1] Email correspondence between Daniel Guetta, Associate General Counsel, The McGraw-Hill Companies, Inc., and Vineeta Anand, AFL-CIO Office of Investment, December 17, 2007; email correspondence between Stephen P. Norman, Corporate Governance Officer and Secretary, The American Express Company, and Daniel F. Pedrotty, Director, AFL-CIO Office of Investment, January 3, 2008.

and indefinite because the proposal failed to provide an explanation of how the company could distinguish between earnings that result from management controlled programs and those that do not. Verizon, on the other hand, has a Proposal before it that defines both the significant policy issues, the actions to be taken and the individuals to be affected in order to protect shareholders.

The Company cites *H.J. Heinz Company*, 2001 SEC No-Act. LEXIS 587 (May 25, 2001), in support of its claim that the Proposal is "vague and indefinite." The proposal before Heinz called for full implementation of the Council on Economic Priorities' Social Accountability Standard 5A8000, a complicated process that would have applied to the entire operations of the company. The Proposal before Verizon is clear and can be addressed in the same manner as American Express and McGraw-Hill addressed nearly identical proposals.

IV. While Proponent concedes that Director Walter R. Shipley retired from the board on December 6, 2007, and his name must now be deleted from the Proposal, the rest of the Proposal accurately states facts which are neither false nor misleading [Rule 14a-9].

Proponent does not dispute the fact that Director Walter R. Shipley retired from Verizon's board on December 6, 2007. The Company disclosed that fact in its Form 8-K, filed with the Commission on December 7, 2007. The Proposal, submitted to the Company on November 18, 2007, included Mr. Shipley's name. Proponent will amend the Proposal by deleting all references to Mr. Shipley. The amended Proposal is attached (Attachment "A"). This fact does not render the Proposal excludable under Rule 14a-9.

The Company also claims that the second paragraph of the Supporting Statement "implies, unfairly and without presenting any evidence, that 'health industry affiliated directors' of Verizon are somehow not independent and that Verizon's existing director independence policies are not adequate." The Proposal, however, clearly states Proponent's concerns that Verizon directors who are also directors of Wyeth may have played a role in Verizon's well-publicized withdrawal from the coalition lobbying for generic medicines. The supporting reference to the news story about this matter in *The New York Times* is also noted. The evidence clearly supports the Proposal.

Finally, the Company states that paragraph six of the Supporting Statement, which reads:

> We believe that chairing committees or voting by health industry affiliated directors on Board decisions on health issues may create the appearance of a conflict of interest. In our opinion, this proposal will help prevent health industry affiliated directors from compromising their duty of loyalty to our Company's shareholders.

somehow implies that Verizon's health industry affiliated directors may have "violated their duty of loyalty, which is a serious accusation under Delaware law." Yet the plain language of this

paragraph contains nothing of the kind. It speaks in terms of a concern for the appearance of conflicts of interest. It also speaks in terms of the Proponent's opinion that the Company and its directors would be well served by the adoption of the Proposal. It does not at all impugn their character, nor does it cast aspersions upon their reputations. Taken together with the preceding paragraphs, the Proposal is a fair presentation of facts that are well sourced and, where appropriate, the opinion of Proponent that adoption of the Proposal is in the interests of the Company. This in no way makes the Proposal excludable under Rule 14a-8(i)(3) or Rule 14a-9.

V. Health industry affiliated director conflicts of interest are significant public policy issues and may not be excluded under Rule 14a-8(i)(7)

A. Health care reform is a significant social policy issue.

The Commission stated in Exchange Act Release No. 40018 that "proposals that relate to ordinary business matters but that focus on 'sufficiently significant social policy issues…would not be excludable, because the proposals would transcend day-to-day business matters….'" The Proposal before Verizon is just such a proposal. It addresses the significant social policy issue of health care reform and conflicts of interest that are presented by the Company's health industry affiliated directors on this issue. The Proposal does not ask the Company to provide any information or reports on its internal operations, nor does it attempt to micromanage the Company. Instead it urges the board to integrate the Company's existing policies with a new policy on health industry affiliated directors.

Health care reform is, in fact, the most important domestic issue in America. Public opinion polls by *The Wall Street Journal*/ NBC News, the Kaiser Foundation and *The New York Times* all document its significance. In the latest *Wall Street Journal*/NBC News poll, for example, 52 percent of Americans "say the economy and health care are most important to them in choosing a president, compared with 34 percent who cite terrorism and social and moral issues…. That is the reverse of the percentages recorded just before the 2004 election. The poll also shows that voters see health care eclipsing the Iraq war for the first time as the issue most urgently requiring a new approach."[2]

Many businesses now cite health care costs as their biggest economic challenge. Indeed, EDS is a member of the Business Roundtable, whose president, John Castellani, has called health care reform a top priority for business and Congressional action."[3] In September, the CEOs of Kelly Services and Pitney Bowes, Inc., together with GE's Global Health Director, called on Congress to enact health care reform.[4] They joined other leading business coalitions, including

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[2] *The Wall Street Journal*, December 4, 2007, p A1.

[3] "Business Roundtable Unveils Principles for Health Care Reform," Press Release, June 6, 2007, http://www.businessroundtable.org//newsroom/document.aspx?qs=5886BF807822B0F19D5448322FB51711FCF50C8. Accessed December 4, 2007.

the National Coalition on Health Care and the National Business Group on Health. The latter's membership consists of 245 major companies, including 60 of the Fortune 100.[5] Each organization maintains that the cost of health care for business is now greater than it should be and will continue to rise as long as 47 million Americans who have no health insurance remain without coverage.

Other leading business organizations have recently announced their support for health care reform: Divided We Fail, a coalition of the AARP, the Business Roundtable, the Service Employees International Union (SEIU) and the National Federation of Independent Business, states that it will "make access to quality, affordable health care and long-term financial security top issues in the national political debate."[6] In addition, Wal-Mart has joined with SEIU calling on Congress to enact health care reform.[7]

Underscoring the significance of health care reform as a major social policy issue, the American Cancer Society has taken the unprecedented step of redirecting its entire $15 million advertising budget "to the consequences of inadequate health care coverage" in the United States.[8]

B. Health industry affiliated director conflicts on health care reform are significant social policy issues.

Health industry affiliated director conflicts of interest are themselves a significant policy issue in the media and in Congress. During Congressional consideration of amendments to the Hatch-Waxman Act, for example, directors at both Verizon and Georgia-Pacific were instrumental in terminating each company's support for and involvement in Business for Affordable Medicine, a business coalition supporting federal legislation to strengthen the Act.[9] The coalition had been organized by the governors of 12 states, Verizon, Georgia-Pacific and other major corporations to reduce expenditures on prescription drugs, a major problem for business and state Medicaid programs. The Congressional Budget Office estimated that the legislation would reduce total spending on prescription drugs by $60 billion, or 1.3 percent, over the next 10 years. An examination of Verizon's proxy revealed that its CEO, Ivan Seidenberg, the chairman of its Human Resources Committee, Walter Shipley, John R. Stafford, retired CEO

---

[4] Presentations by Carl Camden, CEO, Kelly Services; Michael Critelli, Chairman and CEO, Pitney Bowes, Inc.; and Robert Galvin, M.D., Director, Global Health, General Electric Corporation; at Conference on Business and National Health Care Reform, sponsored by the Century Foundation and the Commonwealth Fund, Washington, DC, September 14, 2007.

[5] "National Health Care Reform: The Position of the National Business Group on Health," National Business Group on Health, Washington, DC (July, 2006), http://www.businessgrouphealth.org/pdfs/nationalhealthcarereformpositionstatement.pdf. (Accessed December 4, 2007).

[6] *The Wall Street Journal*, November 13, 2007, p. B4.

[7] *The New York Times*, February 7, 2007.

[8] *The New York Times*, August 31, 2007.

[9] *The New York Times*, September 4, 2002.

of Wyeth, and Richard L. Carrion, were each directors of Wyeth, which lobbied Verizon to end its involvement in the coalition.[10]

At General Motors, where health care costs have long been a central concern, three of the eleven independent directors on the board are directors of pharmaceutical companies. The Company's Presiding Director, George Fisher, also serves as a director of Eli Lilly and Company. Percy N. Barnevik, a director since 1997, retired as CEO of AstraZeneca PLC in 2004 and serves as Chairman of GM's Public Policy Committee. Director Karen Katen retired as executive vice president of Pfizer in 2007, served as an officer of PhRMA, and continues to serve as chair of the Pfizer Foundation. Each director's holdings in Eli Lilly, AstraZeneca and Pfizer, respectively, vastly outweigh his or her holdings in GM. In 2007, *The New York Times* reported that GM was the only U.S. auto company purchasing the brand-name drug, Nexium, manufactured by AstraZeneca, at a cost to GM of $110 million per year. Senior management and labor leaders at GM had decided to eliminate Nexium from the GM formulary.[11] That decision was overturned, according to senior labor and management leaders at GM, after the GM board of directors reviewed it. At the same time, and despite its extensive federal legislative activity, GM failed to take any action to support legislation to reform the Medicare prescription drug program to require prescription drug price negotiations between pharmaceutical companies and the federal government.[12]

Conflicts of interest among health industry affiliated directors have also been documented by Chrysler Corporation's former vice president of public policy, Walter B. Maher. Writing in the *American Journal of Public Health*, Maher described how "a representative of the insurance industry" [the CEO of Prudential Insurance] successfully blocked Chrysler Corporation's efforts to persuade Business Roundtable members to support health care reform."[13]

At least 21 major companies (Attachment "B"), including Verizon, have multiple health industry affiliated directors serving on their boards of directors.[14]

At the same time Proponent filed the Proposal at Verizon, Proponent filed virtually identical public policy conflicts of interest proposals for health industry affiliated directors at the American Express Company and the McGraw-Hill Companies. Rather than seek the Commission's approval to exclude the proposal, American Express and McGraw-Hill

---

[10] Verizon Communications, SEC Def.14A, 2003.
[11] *The New York Times*, October 5, 2007.
[12] Correspondence: John J. Sweeney, President, AFL-CIO, and G. Richard Wagoner, CEO, General Motors Corporation, June 14, 2007 and August 8, 2007.
[13] Maher, W.B., "Rekindling Reform—How Goes Business?" 93 Am J Pub Health 92 (2003).
[14] Letter and Report to SEC Chairman Christopher Cox from AFL-CIO Office of Investment Director Daniel F. Pedrotty, October 4, 2007.

commenced a dialogue with the Proponent and have now each agreed to revise their board of directors codes of conduct accordingly. As a result, the Proponent has agreed to withdraw the proposals at American Express and McGraw-Hill.

C. The Proposal presents a significant public policy issue that is not a matter of ordinary business before Verizon.

Rule 14a-8(i)(7) permits a company to exclude a proposal if it "deals with a matter relating to the company's ordinary business operations." The Commission has stated that a proposal that is otherwise excludable under the ordinary business exclusion is includable, however, if it raises a significant policy issue. (Securities Exchange Act Release No. 40,018 (May 21, 1998)).

Verizon appears to have ignored the fact that the Proposal specifically states that the Proposal urges the board to adopt a policy addressing:

> conflicts associated with company involvement in public policy issues related to their [directors'] health industry affiliations and shall be explicitly integrated with the company's existing policies regarding related party transactions. (emphasis added)

Instead, the Company repeatedly misconstrues the Proposal as a broad conflicts of interest policy request. It is not. It focuses on conflicts associated with Company involvement in public policy issues related to the health industry affiliations of directors. Moreover, the Company cites Commission decisions in support of its request to exclude the Proposal that are inapposite:

Chrysler Corporation, 1998 SEC No-Act. LEXIS 282 (February 18, 1998), involved a proposal requesting that the board initiate a review of the company's code or standards for its international operations and prepare a report to be made available to shareholders by September 1998. The Commission noted that "the balance of the proposal and supporting statement appears to address matters outside the scope of ordinary business," but since it included one paragraph that related to ordinary business matters, the proposal could not be revised by the proponents and could, therefore, be excluded. The Proposal before Verizon contains no such paragraph and is clearly focused on public policy issues.

Lockheed Martin Corporation, 1997 SEC No-Act. LEXIS 208 (January 29, 1997), was a proposal that mandated the board of directors to evaluate whether the company had a legal compliance program that adequately reviewed conflicts of interest and the hiring of former government officials and employees and to prepare a report on its findings. There was nothing in the Lockheed proposal that focused on public policy issues. Instead, the Lockheed proposal called for a broad review of the company's ordinary business operations.

Commission decisions in both *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007), and *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004), are relevant to the Proposal before Verizon. Like Verizon, McDonald's and Costco each cited "ordinary business operations," to exclude proposals on significant social policy issues that called for the adoption of a company code of conduct. The Staff denied each company's request.

D. The Proposal is narrowly targeted to deal only with health industry affiliated directors and the significant social policy issue of health care reform, which is not a matter of ordinary business.

Verizon argues that the Proposal deals with ordinary conflict of interest matters that are routine business before the board of directors. The plain language of the Proposal reveals that it is designed to deal with a significant social policy issue affecting health industry affiliated directors. The Commission decisions cited by Verizon, however, do not support the exclusion of a Proposal whose sole purpose is to address a significant social policy issue. Moreover, there is credible evidence that this significant social policy issue has already raised the appearance of a conflict on Verizon's board of directors.[15]

Genetronics Biomedical Corporation, 2003 SEC No-Act. LEXIS 527, (April 4, 2003), did, indeed, involve a conflicts of interest proposal, but, Verizon neglected to point out that, in its letter permitting the company to exclude the proposal, the Commission specifically noted that the proposal attempted to deal with "all financial conflicts of interest" involving directors and that it "appears to include matters relating to non-extraordinary transactions." The Proposal before Verizon, however, is carefully crafted to address only health industry affiliated director conflicts of interest affecting the significant social policy issue of health care reform.

Westinghouse Electric Corporation, 1997 SEC No-Act. LEXIS 162 (January 28, 1997), also involved a proposal calling for a total ban on "any business relationship with any non-management director for which the non-management director directly or indirectly receives compensation beyond the director fee." The proposal before Verizon is nothing of the sort. The Proposal is narrowly confined to the significant social policy issue of health care reform and only to those directors with health industry affiliations.

Niagara Mohawk Power Corporation, 1996 SEC No-Act. LEXIS 231 (February 12, 1996), also cited by Verizon in support of its request to exclude the Proposal, is yet another Commission decision involving an overly broad proposal that reached into ordinary business matters ("policies with respect to employees' ability to serve on boards of outside organizations or hold outside employment"). Unlike the Proposal before Verizon, which is narrowly crafted to deal only with a significant social policy issue, the proposal in *Niagara Mohawk Power*

[15] *The New York Times*, September 4, 2002.

Corporation reached virtually every conceivable ordinary business matter affecting the outside employment of company directors.

Finally, *Time Warner, Inc.,* 1996 SEC No-Act. LEXIS 130 (January 18, 1996), cited by Verizon, is yet another Commission decision involving an overly broad proposal affecting the ordinary business of the company ("a review of all of the outside boards on which our company's top officers sit to insure that no conflicts of interest exist; that valuable time is not taken from our company's affairs; and that serious public relations problems or significant ethical conflicts which might compromise the interests of our company are avoided"). The Proposal before Verizon is nothing of the kind and involves the significant social policy issue of health care reform.

VI. Verizon has failed to demonstrate that it has substantially implemented the Proposal because it neither addresses significant public policy issues in its Code of Conduct, nor does it prescribe appropriate action to remedy conflicts of interest.

The Company would have the Commission believe it has substantially implemented the Proposal, thereby permitting its exclusion under Rule 14a-8(i)(10). A comparison of the Proposal and Verizon's Code of Conduct clearly shows that the Company has not adopted what the Proposal calls for, namely, a policy addressing conflicts associated with company involvement in public policy issues related to directors' health industry affiliations. The Proposal further states that the new policy should be explicitly integrated with the Company's existing policies on related party transactions.

Verizon cites its existing Code of Conduct to support its claim that it has substantially implemented the Proposal. But the Verizon Code is focused exclusively on business transactions, not public policy. Moreover, the Verizon policy is merely conditional. It does not require directors to take action to protect shareholders. The Verizon Code of Conduct is entirely silent on significant policy issues. It neither describes nor does it recognize such issues. It does not deal with the fact that Verizon directors with health industry affiliations are in a position to influence, lead or produce Company decisions on significant policy matters in which they have a conflict of interest. The Verizon Code of Conduct leaves any reporting or remedial action entirely up to the individual director. The Proposal, however, would require directors to not only disclose conflicts of interest on significant policy matters affecting their health care interests, but it would include a requirement, if adopted by the board, that directors refrain from chairing meetings discussing such policies and recuse themselves from voting on significant policy matters affecting their health industry affiliations.

The Company cites *Texaco, Inc.*, 1991 SEC No-Act. LEXIS 500 (March 28, 1991), in support of its claim that it may exclude the proposal because it has been substantially implemented. In *Texaco*, however, the company was able to convincingly demonstrate that it had an external review process in place that was almost identical to the "Valdez Principles" called for

in the proposal. Verizon cannot make such a claim. Its Code of Conduct neither addresses the public policy matters described by the Proposal, nor does it require any action by directors to protect shareholders from conflicts of interest by health industry affiliated directors. Verizon states that its Code of Conduct is "intentionally broad enough to cover a potential conflict of interest related to health care affiliations or any other matter." Yet the very breadth and conditionality of the Verizon Code point to its failure to substantially implement the Proposal. The Verizon Code, in fact, contains a glaring loophole which the Proposal is designed to correct. In contrast, the Proposal's plain language urges the board of directors to both address significant policy issues and require action by health industry affiliated directors not addressed by the Verizon Code.

In *Nordstrom Inc.*, 1995 SEC No-Act. LEXIS 226 (February 8, 1995), the company was able to show that its own code of conduct was virtually identical to the language of the proposal. Verizon makes no such claim. The Company maintains that the broad language of its Code is inclusive when it is, in reality, a loophole that permits conduct by health industry affiliated directors that harms the rights of shareholders.

The Gap, Inc., 1996 SEC No-Act. LEXIS 337 (March 8, 1996), also involved a company code of conduct that covered each and every activity described in the proposal before the company. Here, Verizon makes the claim that its Code of Conduct covers public policy issues before the Company, but there is nothing in the Code that demonstrates that it covers anything other than commercial transactions.

Finally, Verizon cites *Masco Corporation*, 1999 SEC No-Act. LEXIS 390 (March 29, 1999), in support of its request to exclude the Proposal. Yet a review of that decision reveals that Masco's board of directors had announced its intention to approve a resolution in substantially the form submitted by the proponent. Verizon proposes to take no action whatsoever. Indeed, Verizon wrongly contends that it has already taken the actions requested by the Proposal when the Company's own Code demonstrates that it has not done so.

VII. Conclusion

Verizon has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal is inherently a significant social policy issue that transcends day-to-day business matters at Verizon. It is, therefore, not excludable under Rules 14a-(i)(7) and 14a-8(j).

A review of the Verizon Code of Conduct with respect to Company involvement in public policy issues related to their health industry affiliations clearly shows that Verizon has not substantially implemented the Proposal. It may not be excluded under Rules 14a-8(i)(10) and 14a-8(j).

Consequently, since Verizon has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before Verizon's shareholders at the 2008 annual meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu, #2, afl-cio

cc: Mary Louise Webber, Assistant General Counsel, Verizon Communications

<u>ATTACHMENT A</u>

REVISED SHAREHOLDER PROPOSAL

Resolved: Shareholders request that the Board of Directors (the "Board") of Verizon Communications Inc. (the "Company") adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address conflicts associated with company involvement in public policy issues related to Board members' health industry affiliations and shall be explicitly integrated with the company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries.

Supporting statement

Verizon Communications Inc. CEO Ivan Seidenberg also serves as a director of Wyeth, and director John Stafford is the former CEO of Wyeth. Mr. Stafford's holdings in Wyeth vastly outweigh his holdings in the Company. Mr. Stafford serves on the Human Resources Committee.

In our view, our Company's existing director independence policies do not adequately address the financial and professional interests of our Company's health industry affiliated directors, nor does our Company require that health industry affiliated directors recuse themselves from Board decisions related to pharmaceutical or health insurance issues that are significant social policies.

Access to affordable, comprehensive health insurance is the most significant social policy issue in America, according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation, and *The New York Times*/CBS News. John Castellani, president of the Business Roundtable has stated that 52% of his members say health costs represent their biggest economic challenge, explaining that "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek, 7/3/2007*).

Our Company currently has Other Postretirement Benefit (which includes healthcare benefits) liabilities of more than $23 billion, according to its 10-K. Health care costs could be cut by as much as $1160 per employee if Congress enacted universal health insurance and required Medicare to negotiate prescription drug prices directly with pharmaceutical companies. *(Dr. Kenneth Thorpe, Emory University, 2007).*

We are concerned that the financial and professional interests of health industry affiliated directors could improperly influence our Company's position on significant

social policy issues that could benefit the Company. For example, Wyeth may have played a key role in the Company's decision to drop out of coalition that lobbied for legislation to bring cheaper, generic drugs to market more quickly *(The New York Times, 9/4/2002).*

We believe that chairing committees or voting by health industry affiliated directors on Board decisions on health issues may create the appearance of a conflict of interest. In our opinion, this proposal will help prevent health industry affiliated directors from compromising their duty of loyalty to our Company's shareholders.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

October 4, 2007

ATTACHMENT B

The Honorable Christopher Cox, Chairman
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-1090

Dear Chairman Cox:

I am writing in response to U. S. Chamber of Commerce president Tom Donohue's September 7, 2007, letter to you regarding the AFL-CIO's and public, religious and social investment funds' interest in filing shareholder resolutions on director conflicts of interest, political contributions and health care principles during the 2008 proxy season.

I. Director Conflicts of Interest

Director conflicts of interest have long been recognized by state courts and the SEC staff as a matter of legitimate concern for shareholders. The attached survey, based upon The Corporate Library's database, corporate proxies and published reports, reveals widespread apparent conflicts of interest on the boards of 21 Fortune 500 companies. Each of these 21 non-health care companies has significant health care costs for its employees, retirees and dependents. Yet, each company has multiple directors in key leadership positions affecting company health care policies who are also directors or officers of pharmaceutical and health insurance companies. The report shows that, in many cases, these directors have personal holdings in pharmaceutical and health insurance industry equities that vastly outweigh their holdings in the companies where they serve as directors.

We are concerned these conflicts may have led to non-health care companies failing to manage their pharmaceutical health costs aggressively and may have led non-health care companies to take public policy positions that, while favorable to the interests of the pharmaceutical and health insurance companies, are not in fact in the interest of these non-health care companies.

For example, we are concerned that General Motors aggressively intervened to protect Nexium within its formulary at the same time Percy Barnevik, retired CEO of AstraZeneca, was a board member and chair of the Policy Committee. While this was occurring, other large companies were substituting cheaper, generic versions of Nexium to counter rapidly rising drug costs. We are not privy to the decision making process, but we believe investors should have some protections against this obvious conflict of interest.

We believe companies that have these conflicts embedded in their boards should adopt policies to manage these conflicts in the interest of the companies and their shareholders. These conflicts are real, involve material economic interests of the companies affected, and are clearly operating at the level of the governance of these public companies, and not at a managerial level.

II. Political Contributions

The Commission has also recognized that corporate political contributions are a proper matter for shareholder resolutions seeking a report from a board of directors. *The Charles Schwab Corporation,* SEC No-Action Letter, 2006 SEC No-Act. LEXIS 301 (March 2, 2006). As shareholders, we are interested in there being both appropriate disclosure and oversight of the political spending and activity of the public companies in which we and our members are invested.

III. Statement of Principles for Universal Health Insurance

Finally, access to affordable, comprehensive health insurance is now the most significant social policy issue in America, according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. Moreover, John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani. "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek,* July 3, 2007)

The 47 million Americans without health insurance result in higher costs for U.S. companies that provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University.

The National Coalition on Health Care, whose members include 75 of America's largest publicly-held companies, institutional investors and labor unions, have created principles for health insurance reform. According to the Coalition, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

The SEC has long recognized that significant social policy issues are proper matters for shareholder resolutions on such issues as global warming and human and civil rights. Shareholders voted on a health care resolution at the Ford Motor Company in 2007. *Ford Motor Company, 2007* SEC No-Act. LEXIS 296 (March 1, 2007).

IV. Conclusion

The AFL-CIO, together with other investors such as Trillium, Boston Common and Christus Health, share the concern that shareholder resolutions on director conflicts of interest, political contributions and health care principles are indeed matters of great consequence at public companies.

If you or the Commission staff would like to discuss these issues further, please contact Damon Silvers at 202-637-3953.

Sincerely,

D. F. Pedrotty

Daniel Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

cc: Commissioner Paul S. Atkins
Commissioner Kathleen L. Casey
Commissioner Annette L. Nazareth

Significant Board Interlocks Involving the Largest Public Companies and the Healthcare Industry

Large Public Company of Concern	Unfunded OPEBs ($ in millions)	Director Name	Board Committees at Company of Concern	Directorships at Healthcare Companies	9/28/07 value of share holdings of Company of Concern	9/28/07 value of share holdings of healthcare company	Value of healthcare co/Value of Co of Concern (%)
American Express Co. (AXP)	$ 376	Leschly, Jan	Chair, Comp & Benefits Committee; Exec.& Pub Responsibility Committee	Care Capital LLC, founder and partner	$ 8,958,339	Not Available	
		Reinemund, Steven S	Audit Committee	Johnson & Johnson	$ 296,850	$ 390,784	132%
		Walter, Robert D.	Audit, Comp & Benefits Committees	Cardinal Health Inc., exec. Chmn	$ 9,517,011	$ 238,431,080	2505%
		Williams, Ronald A.	Audit Committee	Aetna Inc., CEO	$ 118,740	$ 11,998,771	10105%
AT&T Corp. (T) 2nd largest unfunded OPEB liability	$ 26,990	McCoy, John B.	Gov, Exec and Nominating Committees	Cardinal Health Inc.	$ 1,336,319	$ 6,041,336	452%
		Metz, Mary S.	Gov and Nominating Committees	Longs Drug Stores Corp.	$ 165,009	$ 313,616	190%
Bank of America Corp. (BAC)	$ 1,450	Ryan, Thomas M.	Chair Gov and Nominating Committees; Compensation Committee	CVS Caremark Corp.	$ 254,618	$ 57,655,904	22644%
		Ward, Jacquelyn M.	Chair Asset Quality Committee	WellPoint Inc.	$ 732,836	$ 3,287,807	449%
The Black & Decker Corp. (BDK)	$ 89	Burns, M. Anthony	Finance Committee	Pfizer Inc.	$ 646,741	$ 533,942	83%
		Ryan, Robert L.	Audit Committee	UnitedHealth Group Inc., also retired CFO and Sr. VP Medronic Inc.	$ -	$ 1,162,320	
The Boeing Co. (BA) 5th largest unfunded OPEB liability	$ 8,240	Collins, Arthur D.	Audit Committee	Medtronic Inc.	$ -	$ 22,516,277	
		Daley, William M.	Finance and Special Programs Committees	Abbott Laboratories	$ 131,238	$ 187,670	143%
		Jones, James L.	Audit Committee	Invacare Corp.	$ -	$ -	
Corning Inc. (GLW)	$ 803	Smithburg, William D.	Chair, Audit Committee; Comp Committee	Abbott Laboratories	$ 3,645,883	$ 3,415,594	94%
		Weeks, Wendell P.	Chairman & CEO	Merck & Co.	$ 20,294,296	$ 10,338	0%
Electronic Data Systems Corp. (EDS)		Dunbar, W. Roy	Audit Committee	Humana Inc., retired from Eli Lilly and Co., holdings not available.	$ 187,125	$ 669,940	358%
		Gillis, S. Malcolm	Audit Committee	Introgen Therapeutics	$ 82,752	$ 64,297	78%
		Hancock, Ellen M.	Chair, Comp Committee, Audit Committee	Aetna Inc.	$ 130,188	$ 455,868	350%
		Jordan, Michael H.	Chairman	Aetna Inc., retired	$ 9,944,298	$ 669,475	7%
		Kangas, Edward A.	Audit Committee	Tenet Healthcare Corp.	$ -	$ 33,600	
		Kangas, Edward A.	Audit Committee	Oncology Therapeutics	$ -	Not Available	
		Kangas, Edward A.	Audit Committee	Eclipsys Corp.	$ -	Not Available	
		Yost, R. David	Comp Committee	AmerisourceBergen, retired CEO	$ 109,200	$ 34,654,785	31735%
		Yost, R. David	Comp Committee	PharMerica	$ 109,200	$ 978,991	897%
Exxon Mobil Corp. (XOM) 7th largest unfunded OPEB liability	$ 6,340	George, William W.	Comp Committee	Novartis AG	$ 5,183,360	$ 6,532,820	126%
		Howell, William R.	Chair, Comp Committee	Pfizer Inc.	$ 4,692,792	$ 155,131	3%
		Reinemund, Steven S	Audit and Finance Committees	Johnson & Johnson	$ 849,238	$ 390,784	46%
		Shipley, Walter V.	Comp Committee	Wyeth	$ 4,122,622	$ 338,714	8%
General Electric Co. (GE)	$ 6,550	Larsen, Ralph S.	Lead director, Chair Comp Committee; Gov and Nominating Committees	Johnson & Johnson, retired CEO	$ 2,395,156	$ 89,687,333	3745%
6th largest unfunded OPEB liability		Lazarus, Rochelle B.	Gov and Nominating Committees	Merck & Co.	$ 2,962,832	$ 206,760	7%

Significant Board Interlocks Involving the Largest Public Companies and the Healthcare Industry

Large Public Company of Concern	Unfunded OPEBs ($ in millions)	Director Name	Board Committees at Company of Concern	Directorships at Healthcare Companies	9/28/07 value of share holdings of Company of Concern	9/28/07 value of share holdings of healthcare company	Value of healthcare co/Value of Co of Concern (%)
General Motors Corp. (GM)	*$ 51,060*	Barnevik, Percy	Chair, Policy Committee	AstraZeneca PLC, retired CEO	$ 351,037	Not Available	
Largest unfunded OPEB liability		Fisher, George M.C.	Lead Director, Chair Director & Corp Gov Committee	Eli Lilly and Co.	$ 174,398	$ 1,427,634	819%
		Katen, Karen	Directors & Corp Gov, Exec Comp Committee; Chair Investment Funds Committee	Pfizer Inc., president Pfizer Foundation, retired vice chair PhRMA.	$ 220,200	$ 23,969,470	10885%
Honeywell International Inc. (HON)	*$ 2,260*	Howard, James	Audit Committee	Walgreen Co.	$ 552,774	$ 2,242,908	406%
		Seidenberg, Ivan G.	Chair Corp Gov Committee; Management Development and Com Committee	CVS Caremark Corp., retired	$ 301,929	$ 584,978	194%
		Seidenberg, Ivan G.	Chair Corp Gov Committee; Management Development and Com Committee	Wyeth	$ 301;929	$ 305,435	101%
		Sheares, Bradley T.	Management Development and Com Committee	Reliant Phamaceuticals LLC, CEO	$ 177,600	Not Available	
		Stafford, John R.	Chair Com Committee; Audit Committee	Wyeth, retired	$ 1,485,561	$ 27,595,561	1858%
International Business Machines Corp. (IBM)	*$ 5,720*	Dormann, Juergen	Exec Comp and Management Resources Committee	Sanofi-Aventis, Vice Chair	$ 638,712	Not Available	
8th largest unfunded OPEB liability		Jackson, Shirley Ann	Directors & Corp Governance and Nominating Committees	Medtronic, Inc	$ -	$ 11,282	
		Lucio, Noto A.	Chair Audit Committee	Stem Cell Innovations	$ 2,437,157	$ 8,000	0%
		Taurel, Sidney	Chair Comp Committee; Exec and Management Resources Committees	Eli Lilly and Co. chairman and CEO	$ 620,217	$ 62,825,842	10130%
JPMorgan Chase & Co. (JPM)	*$ 92*	Gray, William H. III	Chair, Public Responsibility; Corp Gov Committee	Pfizer Inc.	$ -	$ 269	
		Weldon, William C.	Comp, Corp Gov Committees	Johnson & Johnson, Chairman & CEO (also retired PhRMA Chmn)	$ 45,820	$ 20,526,454	44798%
The McGraw-Hill Cos. Inc. (MHP)	*$ 144*	Bischoff, Winfried F.W.	Chair, Fin Policy Committee; Executive and Comp Committees	Eli Lilly and Company	$ 203,640	$ 575,847	283%
		Taurel, Sidney	Chair Comp Committee; Executive and Nominating and Corp Gov Committees	Eli Lilly and Company, Chairman and CEO (also PhRMA Director)	$ 203,640	$ 62,825,842	30851%
Motorola Inc. (MOT)	*$ 217*	Dorman, David W.	Audit and Legal Committee	CVS Caremark Corp.	$ -	$ -	
		Lewent, Judy C.	Chair Fin Committee; Gov & Nom Committees	Merck & Co. Exec VP and CFO	$ 882,102	$ 12,078,764	1369%
		Scott, Samuel C. III	Chair Comp & Leadership Committees	Abbott Laboratories	$ 625,221	$ 414,483	66%
		White, Miles D.	Gov and Nominating Committees	Abbott Laboratories, CEO	$ 426,987	$ 57,926,919	13566%
Prudential Financial Inc. (PRU)	*$ 1,430*	Cullen, James G.	Chair Comp Committee; Audit, Exec Comp and Exec Committees	Johnson & Johnson	$ 198,380	$ 4,630,865	2334%
		Gray, William H. III	Chair,Corp Gov & Bus Ethics Committee; Exec Comp and Exec Committees	Pfizer Inc.	$ 1,269	$ 269	21%
		Hanson, John F.	Chair Exec Committee	HealthSouth Corp. chairman	$ 977,069	$ 499,315	51%
		Horner, Constance J.	Comp and Corp Gov & Bus Ethics Committees	Pfizer Inc.	$ 99,922	$ 301,075	301%
		Poon, Christine A.		Johnson & Johnson	$ -	$ 2,945,331	
		Ryan, Arthur F.	Chairman and CEO; Exec and Finance Committees	Regeneron Pharmaceuticals	$ 38,188,616	$ -	0%
		Unruh, James A.	Audit Committee	Tenet Healthcare	$ 269,418	$ -	0%

Significant Board Interlocks Involving the Largest Public Companies and the Healthcare Industry

Large Public Company of Concern	Unfunded OPEBs ($ In millions)	Director Name	Board Committees at Company of Concern	Directorships at Healthcare Companies	9/28/07 value of share holdings of Company of Concern	9/28/07 value of share holdings of healthcare company	Value of healthcare co/Value of Co of Concern (%)
Qwest Communications International (Q)	*$ 2,390*	Hellman, Peter S.	Audit Committee; finacial expert	Baxter International	$ 80,297	$ 269,018	335%
		Unruh, James A.	Chair Comp Committee	Tenet Healthcare Corp.	$ 146,560	$ -	0%
		Welters, Anthony	Gov and Nominating Committees	West Pharmaceutical Services	$ 82,440	$ 209,383	254%
		Welters, Anthony	Gov and Nominating Committess	C.R. Bard Inc.	$ 82,440	$ 390,858	474%
		Welters, Anthony	Gov and Nominating Committees	UnitedHealth Group Inc. Exec VP	$ 82,440	$ 167,229	203%
Target Corp. (TGT)	*$ 115*	Austin, Roxanne S.	Chair Audit Committee; Fin Committee	Abbott Laboratories	$ 227,390	$ 366,975	161%
		Darden, Calvin	Comp & Nominating Committees	Cardinal Health	$ 260,001	$ 100,548	39%
		Johnson, James A.	Vice Chair Exec Committee; Chair Comp Committee; Chair Corp Gov Committee; Corp Responsibility Committee	UnitedHealth Group Inc.	$ 842,747	$ 2,479,616	294%
		Rice, Derica W.	Executive and Corp Gov Committees	Eli Lilly and Co. Sr. VP and CFO	$ -	$ 2,390,775	
UAL Corp. (UAUA)		Farrell, W. James	Chair Hum Resources Committee	Abbott Laboratories	$ 465,300	$ 53,620	12%
		Tilton, Glenn F.	CEO	Abbott Laboratories	$ 17,731,466	$ 379,630	2%
Verizon Communications Inc. (VZ) 4th largest unfunded OPEB liability	*$ 23,020*	Seidenberg, Ivan G.	CEO	Wyeth	$ 21,388,923	$ 305,435	1%
		Seidenberg, Ivan G.	CEO	CVS Caremark Corp., retired	$ 21,388,923	$ 584,978	3%
		Shipley, Walter V.	Chair Human Resources Com; Corp Gov and Policy Committees	Wyeth	$ 631,876	$ 338,714	54%
		Stafford John	Human Resources	Wyeth, retired chairman and CEO	$ 778,929	$ 27,595,561	3543%
The Williams Cos. Inc. (WMB)	*$ 132*	Howell, William R.	Lead Director; Chair Comp Committee; Nominating & Corp Gov Committees	Pfizer Inc.	$ 6,151,849	$ 155,131	3%
		Lorch, George A.	Nominating & Corp Gov Committees	Pfizer Inc.	$ 1,629,022	$ 42,753	3%

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Verizon Communications Inc.
Incoming letter dated December 21, 2007

The proposal relates to a conflicts of interest policy.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(e)(2) because Verizon received it after the deadline for submitting proposals. We note in particular your representation that Verizon received the proposal at its principal executive offices after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Verizon relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END